Exhibit 99.1


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              VERACEL PULP MILL COMPLETES THE LEARNING CURVE PERIOD


(Sao Paulo, November 9, 2005) - Aracruz Celulose (NYSE: ARA) announces that on November 6th, the Veracel pulp mill officially reached its design capacity. The so called "learning curve phase" was considered completed, after the mill had produced for 30 consecutive days an average output of 2,543 tons per day. It happened 174 days after the mill's start-up, when the first chips were fed to the digester, last May.

The quality curve had already been achieved since June, when a level of over 97% of prime grade product was continuously recorded for a period of 30 days. Both achievements represent world records for a greenfield pulp mill and two more relevant facts on the successful development of the Veracel project.

Other records were achieved during implementation: the overall project took 22 months from the green light until start-up, with a construction period of only 17 months.

Veracel is a 50-50 joint venture between Stora Enso and Aracruz Celulose and is located in the state of Bahia, Brazil. Its nominal capacity is of 900,000 tons /year of high quality bleached eucalyptus pulp.

     For more information, please contact our Investor Relations Department:

                             TEL: (55-11) 3301 4131
                             FAX: (55-11) 3301 4274
                          E-MAIL: invest@aracruz.com.br